FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2024

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s IR presentation as posted on Registrant’s website.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 6, 2024	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

 Leading Satellite Communications in the New Space Revolution  Gilat Satellite Networks  Investors Day  March 2024

 Forward Looking Statements Disclaimer  Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.  Unaudited/Non-GAAP Financial MeasuresThis presentation includes financial data that is not audited and financial data that was not prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Non-GAAP financial measures mainly exclude, if and when applicable, the effect of non-cash stock-based compensation expenses, amortization of purchased intangibles, amortization of intangible assets related to acquisition transactions, lease incentive amortization, impairment of held for sale asset, other expenses, one-time changes of deferred tax assets, one-time tax expense related to the release of historical tax-trapped earnings, other operating expenses (income), net and income tax effect on the relevant adjustments. Gilat believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand Gilat’s current and future operating performance. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read in conjunction with Gilat’s consolidated financial statements prepared in accordance with GAAP.

A World Leader in Satellite Communications

Innovative Ground Equipment



~1,200 Employees

1987 Founded

16 Sales Offices

7 R&D Centers

3 NOC Centers

GILT NASDAQ / TASE

- Cellular Backhaul (2G 3G 4G 5G)
- Aero / IFC
- Telecom Infrastructure & Services
- Maritime
- Government
- Land
- Enterprise
- Defense
- Consumer
- Social Inclusion

Gilat Proprietary and Confidential

3

 Leading Global Customer Base  Satellite Operators  Service Providers & MNO’s  System Integrators  100+   Countries  300+   Customers  Hundreds of   Networks

VHTS/NGSO Constellations - Abundance of Capacity

Large Capital Spending in Satellite Industry


GEO
35,786 km
~550msec
MEO
2,000-10,000 km
~120msec
LEO
500-2,000 km
~15msec
HTS/VHTS
SES/O3B
Telesat
Iris2
OneWeb
Starlink
Amazon

More Than 50,000 LEO Satellites Expected Within a Decade; Investment Over $30 Billion

Total Addressable Market ($M)


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
Enterprise
CBH
Aero
Maritime
Defense
Gateway (SSPA)

NSR 2023 & Gilat Internal

A Multi-billion Dollar Equipment Market

Gilat Proprietary and Confidential

5

GEO and MEO Upcoming Launches

Gilat Opportunity

Year	Operator	Satellite
2024	telkomsat	HTS-113BT
2024	kt sat	Koreasat 6A
2024	इसरो isro	G-Sat32 G-Sat20
2024	ASTRANIS	Astranis 3,5,4,8,9
2024	SES	O3b mPower 7-8
2025	ARSAT	ARSAT-SG 1
2025	OPTUS	Optus 11
2025	SES	ASTRA 1Q O3b mPower 9-11
2025	ASTRANIS	Astranis- 6 / UtilitySat (Arcturus backup)) Astranis 10
2025	JSAT	Superbird-9
2026	INTELSAT	IS-41 IS-42 IS-43 IS-44
2026	SES	O3b mPower 12-13 SES 25, 26
2026	eutelsat	Flexsat

Others

Year	Operator	Satellite
2024	TURKSAT	Turksat 6A
2024	Viasat	Viasat 3 Asia
2025	Viasat	Viasat-3 EMEA
2025	Mongolia	Chinggis Sat
2025	عربسات ARABSAT	Arabsat-7A
2026	ECHOSTAR	ES XXV
2026	inmarsat	GX7 GX8 GX9

Gilat Proprietary and Confidential

6

2023   2024  2021  Main NGSO Constellations – Road Map   2026  2027/8  IRIS2  (Gen 1)  (Gen 2)

 Increasing number of traditional GEO players looking at the multi orbit strategy to expand their business  10.3 $B  Capacity and Revenue solid significant growth  Source: Euroconsult

 Uniquely Positioned to Unlock Growth Opportunities  IFC, Maritime, Cellular Backhaul, Enterprise, Social Inclusion  VHTS & NGSO Constellations - Abundance of Capacity  Recurring revenue model  Peru Terrestrial Networks "Investment" Shifting to Operation  Increased focus on military SATCOM networks  Strong Tailwinds in Defense  1  2  3

 We are Gilat  Anywhere on the planet and in space,  we bring boundless communications  Gilat Proprietary and Confidential  10  We believe in the right of all people to be Connected

 2023  Execution  Prospects  2024

 Successful Execution and Future Prospects   NGSO & VHTS  Satellite Operator’s   Partner of Choice  SkyEdge IV – Technology Leader  NGSO opportunities  IRIS2

 Future  IFC Global Roaming Ka Network   Cellular Backhaul, Cruise, Enterprise  O3B mPOWER  Global GEO Maritime Network supplier of Choice  Future   Pole-To-Pole MEO  Network expansion  Successful Execution and Future Prospects  Future  Digital Cloud Platform

 Successful Execution and Future Prospects  Commercial IFC, Cellular Backhaul  Future  Cruise, Enterprise, Business Aviation   GEO VHTS  Future  All-Software Platform for SDS   MEO and ESA  HTS/VHTS  SES/O3B  Amazon  Starlink  OneWeb  Iris2  Telesat

  New Product Introduction   Successful Execution and Future Prospects  First ESA Award  Business, Government & Defense Aviation  Future  Commercial Aviation   GEO and LEO  In-Flight Connectivity (IFC)  IFC Leadership Expanding Into more Airlines  Future   IFC Global Roaming Ka Network

 Successful Execution and Future Prospects   ~600 Mbps to the handset over satellite!  Proven with one of the largest Asian MNO  Cellular Backhauling (CBH)  75% Market share in 4G   NSR & Gilat estimation, 2022

 Successful Execution and Future Prospects  Future  Synergies with DataPath;   DoD and Global expansion  Won Leading Military and Government Customers  GLT-100; Taurus-M  Future   NG Modem - Gain significant share of the SCPC market   Defense & Government  Closed DataPath Merger

 Successful Execution and Future Prospects  Amazonas Regional Project Expansion $17M  5 regions in operation  6th to start in 2024  Annual Recurring Revenues  Future  Increase of recurring revenues  >$50M  Networks Infrastructure and Services  Focus on   Social Inclusion projects

 Financial Highlights

 Q4 2023 Profit and Loss Highlights  US$ Millions  Revenue  Gross Margin  Operating Expenses  Operating Income   Net Income / (Loss)  Adj. EBITDA  Operating Expenses  Operating Income  Net Income   Q1/23  Q4/22  Q4/23  75.6  38%  26.0  2.9  3.4  9.4  23.4  6.1  6.5  Q3/23  67.6  38%  20.1  5.4  4.3  9.2  19.6  6.1  4.9  GAAP  Non-GAAP  Q2/23  5.6  8.4  17.7  19.5  59.0  42%  7.0  5.3  3.8  63.9  40%  13.1  12.7  10.2  9.5  19.8  6.1  4.6  (6.0)  10.1  21.6  20.7  72.6  38%  6.1  7.1  7.9

 FY 2023 Profit and Loss Highlights  US$ Millions  Revenue  Gross Margin  Operating Expenses  Operating Income   Net Income / (Loss)  Operating Expenses  Operating Income  Net Income   2023  GAAP  2022  266.1  39.4%  76.9  28.1  23.5  36.4  82.3  23.5  19.9  239.8  36.2%  77.0  10.0  (5.9)  25.2  73.6  13.6  10.6  Adj. EBITDA  Non-GAAP

 Balance Sheet Highlights   US$ Millions  Cash, net 1  DSO 2  Cash From Operations  Equity  Q1/23  Q4/22  Q4/23  Q3/23  Q2/23  95.3  63  10.0  274.7  100.3  75  13.8  265.5  87.8  63  2.0  255.0  6.2  89.7  77  250.0  16.8  87.1  72  244.1  Cash includes Cash and cash equivalents and restricted cash, net of loans   DSO exclude construction in Peru

 Executing Profitable Growth Strategy  2024 Market Guidance (US$ Millions)  Revenues: $305M - $325M  Adjusted EBITDA: $40M - $44M  GAAP Operating Income: $15M - $19M

 2024 Market Guidance by Segment  Annual Revenues (US$ Millions)  2021  2022  2023  2024E  2021  2022  2023  2024E  Network Infrastructure and Services  2021  2022  2023  2024E   $203M - $213M   $52M - $57M   $50M - $55M